MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE SIX MONTHS ENDED
JUNE 30, 2016

TABLE OF CONTENTS
2016 SECOND QUARTER PERFORMANCE HIGHLIGHTS
ABOUT DENISON
RESULTS OF CONTINUING OPERATIONS
Wheeler River Project
Exploration Pipeline Properties
DISCONTINUED OPERATIONS
Sale of African-Based Uranium Interests
Sale of Mongolian Mining Division
OUTLOOK FOR 2016
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

MANAGEMENT’S DISCUSSION & ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the comparative prior year period. This MD&A is dated as of August 4, 2016, and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes for the three and six months ended June 30, 2016. The unaudited interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of the interim financial statements including IAS 34, Interim Financial Reporting. Readers are also encouraged to consult the audited consolidated financial statements and MD&A for the year ended December 31, 2015. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F, are available through the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com ("SEDAR") and the United States at www.sec.gov/edgar.shtml ("EDGAR").

2016 SECOND QUARTER PERFORMANCE HIGHLIGHTS

■
Continued exploration success at the Wheeler River property
Initial results from the ongoing summer 2016 drilling program have included multiple new mineralized intercepts of the recently discovered D-series lenses, located immediately north of the main Gryphon deposit, and have extended the collective length of the lenses to over 200 metres along plunge. These lenses remain open to the northeast and southwest along plunge. The D-series lenses were first discovered on Section 5200 during the winter 2016 drilling program, and are a top priority for the summer 2016 drill program. The program kicked off in May 2016, and is expected to include approximately 28,000 metres of drilling. In addition to the continued success on the D-series lenses, exploration drilling on the K-West conductor, approximately 500 metres west of the Gryphon deposit, has discovered new basement-hosted mineralization, intersecting weak fracture-hosted uranium associated with significant structure and alteration.  This intersection occurs on a different geological trend than the Gryphon deposit, but in a similar geological setting, and demonstrates the fertility of this relatively unexplored trend.

●
Initiation of Wheeler River pre-feasibility study
Denison initiated a work program to support the completion of a pre-feasibility study (“PFS”) for the Wheeler River project and to ultimately advance the project another step towards production. Activities to date have included the launch of an infill drilling program at the Gryphon deposit, initiation of extensive geotechnical and hydrogeological data collection programs, commencement of engineering evaluations, retention of an Environment Manager, the initiation of environmental baseline data collection programs, as well as stakeholder consultations with local communities.

■
Successfully completed combination of African-based uranium interests with GoviEx Uranium Inc.
On June 10, 2016, GoviEx Uranium Inc. (“GoviEx”) and Denison completed the combination of their respective African uranium mineral interests (the “Africa Transaction”). Concurrently, GoviEx completed a non-brokered equity financing on a private placement basis, in which Denison provided the lead order of approximately $500,000. Following the Africa Transaction and the concurrent financing, Denison held a total of 65,144,021 common shares of GoviEx or approximately 24.6% of GoviEx’s issued and outstanding common shares.

●
Closed CAD$12.4 million private placement of flow-through shares to fund 2017 Canadian exploration
In May 2016, the Company completed a private placement offering of 15,127,805 common shares, issued on a flow-through basis, at a price of CAD$0.82 per share, for aggregate proceeds to Denison of CAD$12,404,800.

●
Earned $2.4 million in toll milling revenue during first half of 2016 from McClean Lake
The McClean Lake mill, in which Denison holds a 22.5% interest, packaged approximately 8.6 million pounds U3O8 during the first half of 2016, for the Cigar Lake Joint Venture (“CLJV”), generating toll milling revenues for Denison of $2.4 million. The Cigar Lake mine’s expected annual production for 2016 is 16 million pounds U3O8.

●
Received approval for annual production of up to 24 million pounds U3O8 per year at the McClean Lake mill
The Canadian Nuclear Safety Commission (“CNSC”) has authorized an increase to the annual rate of production at the McClean Lake mill, from 13 million pounds U3O8 to up to 24 million pounds U3O8 per year. The regulatory approval supports a progressive ramp-up of the mill in line with the Cigar Lake mine’s expected annual production of up to 18 million pounds U3O8 per year starting in 2017.

●
Entered into an agreement to option Moore Lake property to Skyharbour for cash and stock
In July 2016, Denison executed an agreement with Skyharbour Resources Ltd. (“Skyharbour”) that grants Skyharbour an option to acquire 100% interest in Denison’s 100% owned Moore Lake property, in exchange for 4,500,000 common shares of Skyharbour and cash payments totaling CAD$500,000 over the next five years. Skyharbour also agreed to spend CAD$3,500,000 on exploration at the Moore Lake property over the next five years and to grant Denison various back-in rights to re-acquire a 51% interest in the property.

ABOUT DENISON

Denison was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces.  Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE MKT exchange under the symbol “DNN”.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. Including its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering over 350,000 hectares in the eastern Athabasca Basin. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture (“MLJV”), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 61.55% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division, which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance and consulting services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corporation (“UPC”), a publicly traded company listed on the TSX under the symbol “U”, which invests in uranium oxide in concentrates (“U3O8”) and uranium hexafluoride (“UF6”).

SELECTED QUARTERLY FINANCIAL INFORMATION

(in thousands)	As at June 30, 2016	As at December 31, 2015

Financial Position of Continuing Operations:
Cash and cash equivalents	$17,835	$5,367
Debt instruments (GICs)	-	7,282
Cash, cash equivalents and debt instruments	$17,835	$12,649

Working capital	$14,201	$12,772
Property, plant and equipment	$194,554	$188,250
Total assets	$229,044	$212,758
Total long-term liabilities	$39,581	$38,125

	Three Months Ended		Six Months Ended
(in thousands, except for per share amounts)	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

Results of Continuing Operations:
Total revenues	$3,663	$2,929	$6,993	$5,257
Net loss	$(3,832)	$(3,982)	$(8,277)	$(7,835)
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.02)	$(0.02)

		2016	2016	2015	2015
(in thousands, except for per share amounts)		Q2	Q1	Q4	Q3

Continuing Operations:
Total revenues		$3,663	$3,330	$3,887	$3,526
Net loss		$(3,832)	$(4,445)	$(5,274)	$(3,608)
Basic and diluted loss per share		$(0.01)	$(0.01)	$(0.01)	$(0.01)
Discontinued Operations:
Net loss		$(450)	$(5,162)	$(10,926)	$(17,824)
Basic and diluted loss per share	$		$(0.01)	$(0.02)	$(0.03)

	2015	2015	2014	2014
(in thousands, except for per share amounts)	Q2	Q1	Q4	Q3

Continuing Operations:
Total revenues	$2,929	$2,328	$2,736	$2,351
Net loss	$(3,982)	$(3,853)	$(4,226)	$(3,296)
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Discontinued Operations:
Net (loss) income	$(152)	$(5,941)	$(426)	$476
Basic and diluted loss per share	$-	$(0.01)	$-	$-

RESULTS OF CONTINUING OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is currently processing ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between AREVA Resources Canada Inc. (“ARC”) with a 70% interest, Denison with a 22.5% interest and OURD (Canada) Co. Ltd. with a 7.5% interest.

The McClean Lake mill is operated by ARC and has obtained regulatory authorization from the CNSC, in the second quarter of 2016, to increase its annual production capacity from 13 million pounds U3O8 to 24 million pounds U3O8. The expansion of the McClean Lake mill is in progress and remains fully funded by the CLJV.

During the first half of 2016, the McClean Lake mill packaged approximately 8.6 million pounds U3O8 (first half of 2015 – 3.1 million pounds U3O8) for the CLJV and the Company’s share of toll milling revenue during the three and six months ended June 30, 2016 totaled $1,147,000 and $2,351,000, respectively (June 30, 2015 - $718,000 and $922,000).

Denison Environmental Services

Revenue from DES during the three and six months ended June 30, 2016 was $2,144,000 and $3,897,000 (June 30, 2015 - $1,774,000 and $3,414,000). In the first half of 2016, DES experienced an increase in Canadian dollar revenues due to an increase in work activities at client care and maintenance sites, which was partly offset by the unfavourable fluctuation in foreign exchange rates applicable on the translation of revenues earned in Canadian dollars.

Management Services Agreement with UPC

Revenue from the Company’s management contract with UPC was $372,000 and $745,000, respectively, during the three and six months ended June 30, 2016 (June 30, 2015 - $437,000 and $921,000). The decrease in revenue was mainly due to a decrease in UPC’s monthly net asset value, driving a reduction in management fees, and the unfavourable fluctuation in foreign exchange rates applicable on the translation of revenues earned in Canadian dollars.

OPERATING EXPENSES

Canada

Operating expenses in the Canadian mining segment include depreciation, mining and other development costs, as well as standby costs. Operating expenses during the three and six months ended June 30, 2016 were $800,000 and $1,555,000, respectively (June 30, 2015 - $467,000 and $666,000). During the three and six months ended June 30, 2016, operating expenses included $583,000 and $1,192,000, respectively, (June 30, 2015, $367,000 and $470,000) of depreciation from the McClean Lake mill, associated with the processing of U3O8 for the CLJV. The increased depreciation is directly related to the increased toll milling production.

Environmental Services

Operating expenses during the three and six months ended June 30, 2016 totaled $1,830,000 and $3,338,000, respectively (June 30, 2015 - $1,628,000 and $3,204,000). The expenses relate primarily to care and maintenance and consulting services provided to clients and include labour and other costs. During the first half of 2016, DES experienced an increase in Canadian dollar operating expenses due to an increase in project activity at certain care and maintenance sites, which was offset by the favourable fluctuation in foreign exchange rates applicable on the translation of expenses incurred in Canadian dollars.

MINERAL PROPERTY EXPLORATION & EVALUATION

Canada – Athabasca Basin, Saskatchewan

The Company continued to focus on its significant portfolio of projects, covering over 350,000 hectares in the eastern portion of the Athabasca Basin region in Saskatchewan. Denison’s share of exploration and evaluation expenditures were $2,126,000 and $6,729,000 during the three and six months ended June 30, 2016, respectively (June 30, 2015 - $2,732,000 and $8,254,000). During the first half of 2016, the Company’s exploration and evaluation expenditures decreased as a result of a reduction in winter activities, compared to the prior year, and a favourable fluctuation in foreign exchange rates applicable on the translation of expenses incurred in Canadian dollars.

Exploration spending in Canada is seasonal with spending higher during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October) in the Athabasca Basin. The following table summarizes the exploration activities that were completed in the six months ending June 30, 2016.

CANADIAN EXPLORATION & EVALUATION ACTIVITIES
Property	Denison’s ownership	Drilling in metres (m)	Other activities
Wheeler River	60%	30,620 (43 holes)	Completion of Preliminary Economic Assessment; Geophysical surveys
Bachman Lake	100%	-	Geophysical surveys
Bell Lake	100%	2,382 (4 holes)	Geophysical surveys
Crawford Lake	100%	1,104 (2 holes)	Geophysical surveys
Hatchet Lake	64.36%(1)	-	Geophysical surveys
Mann Lake	30%	4,775 (7 holes)	-
Marten	50%	1,021 (4 holes)	-
Murphy Lake	68.85%(1)	3,695 (10 holes)	Geophysical surveys
Moon Lake South	Nil(2)	516 (1 hole)	-
Moore Lake	100%(3)	-	Geophysical surveys
Torwalt Lake	100%	612 (2 holes)	-
Turkey Lake	100%	501 (4 holes)	-
Waterbury Lake	61.55%(1)	2,076 (6 holes)	Geophysical surveys
Wolly	22.5%	5,339 (27 holes)	Geophysical surveys
Total		52,641 (110 holes)

(1)
The Company’s ownership in these projects is as at December 31, 2015. Various partners in these projects have elected not fund the 2016 programs and dilute their respective ownership interest. As a result, Denison’s interest will increase.
(2)
The Company’s ownership in this project is as at June 30, 2016. Denison has an initial earn-in option to acquire a 51% interest by spending a total of CAD$200,000 in exploration expenditures by December 31, 2017. Currently, the property is 100% owned by CanAlaska Uranium Ltd.
(3)
Refer to SUBSEQUENT EVENTS for the option agreement entered into with Skyharbour on the property.

The Company’s land position in the Athabasca Basin, as of June 30, 2016, is illustrated below. Denison’s high-priority exploration properties are outlined in bold.

N
100% Denison
Denison operated JV
Areva operated JV
Cameco operated JV
Denison earn-in
SkyHarbour option
Uranium mines and deposits
Uranium mill
Roads
Powerlines
50 km
ATHABASCA BASIN
Hatchet Lake
Bell Lake
Murphy
Turkey Lake
Wolly
Waterfound North
Waterfound
Torwalt Lake
Eagle Pt.
Waterbury
Johnston Lake
Midwest
McClean
Centennial
Cigar Lake
Packrat
Candle
Darby
Jasper Lake
Park Creek
Epp Lake
Black Bear
West Bear
South Dufferin
140 km west of Wheeler River
Marten
Stevenson River
McArthur River
Mann Lake
Lynx
Wolverine
Moon Lake South
Wheeler River (Phoenix & Gryphon deposits)
Moon Lake
Russell Lake
Millennium
Bachman Lake
Perpete Lake
Crawford Lake
Ford Lake
Brown Lake
Moore Lake
Key Lake
Northwest Territories
ATHABASCA BASIN
Alberta
Saskatchewan
Manitoba
Prince Albert
Saskatoon
Regina

Wheeler River Project

The Wheeler River property is host to the high-grade Phoenix and Gryphon uranium deposits, discovered by Denison in 2008 and 2014 respectively. The Phoenix deposit is estimated to include indicated resources of 70.2 million pounds U3O8 (above a cut-off grade of 0.8% U3O8) based on 166,000 tonnes of mineralization at an average grade of 19.1% U3O8, and is the highest grade undeveloped deposit in the world. The Gryphon deposit is hosted in basement rock, approximately 3 kilometres to the northwest of Phoenix, and is estimated to contain inferred resources of 43.0 million pounds U3O8 (above a cut-off grade of 0.2% U3O8) based on 834,000 tonnes of mineralization at an average grade of 2.3% U3O8.

The Wheeler River property lies between the McArthur River Mine and the Key Lake mill complex in the eastern portion of the Athabasca Basin in northern Saskatchewan. The eastern Athabasca Basin is a well-established uranium mining district with infrastructure including the provincial power grid, all-weather provincial highways and haul roads, air transportation infrastructure and multiple uranium processing facilities, including the 22.5% Denison owned McClean Lake mill. The ore haul road and provincial power line between the McArthur River Mine and the Key Lake mill complex runs along the eastern side of the Wheeler River property. Denison is the operator of the Wheeler River project and holds a 60% interest, while Cameco Corp. (“Cameco”) holds a 30% interest and JCU (Canada) Exploration Company, Limited (“JCU”) holds a 10% interest.

Further details regarding the Wheeler River Project are provided in the current Technical Report, dated March 31, 2016, a copy of which is available on SEDAR and EDGAR.

The Wheeler River property location and basement geology map is provided below.

Evaluation Program

During the three and six months ended June 30, 2016, Denison’s share of evaluation costs at Wheeler River amounted to $39,000 and $130,000, respectively (June 30, 2015 - $69,000 and $112,000), and were mainly related to the internal evaluation, field investigations and engineering studies completed for the Preliminary Economic Assessment (“PEA”), and initiation of PFS activities.

■
PEA Results

The completion of the PEA in the second quarter of 2016 was announced by the Company on April 4, 2016 and resulted in a base case pre-tax Internal Rate of Return (“IRR”) of 20.4%, an indicative post-tax IRR to Denison of 17.8%, and a pre-tax Net Present Value (“NPV”) of CAD$513 million (Denison’s share – CAD$308 million), based on a long term contract price for uranium of $44 per pound U3O8. The PEA also included a production scenario based on a uranium price of $62.60 per pound U3O8, resulting in a pre-tax IRR of 34.1% and a pre-tax NPV of CAD$1,420 million (Denison’s share – CAD$852 million).

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Additional definition drilling is required to improve the confidence in the existing mineral resources estimated for the Gryphon deposit, and is expected to be completed as the Company advances the project towards the completion of a PFS.

The PEA, entitled “Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada” prepared by SRK Consulting (Canada) Inc. with an effective date of March 31, 2016, is posted on the Company’s website and is available under its profile on SEDAR and EDGAR.

■
PFS Activities

In the second quarter of 2016, Denison initiated a work program to support the completion of a PFS for the Wheeler River project and to ultimately advance the project a further step towards production. Initial PFS activities to date have included:

●
Launch of an infill exploration drilling program for the Gryphon deposit;
●
Initiation of extensive geotechnical and hydrogeological data collection programs to support mine designs, water treatment designs and environmental assessments;
●
Commencement of engineering evaluations for shaft sinking and mine designs;
●
Retention of Pam Bennett as Environment Manager, responsible for the preparation of the Environmental Impact Assessment ("EIA") for the project. Pam comes to Denison with an M.Sc in Environmental Toxicology and is a registered Professional Biologist (P. Biol). Pam has over 15 years of international experience in the environmental sciences field, including experience with both Cameco and ARC on EIAs for uranium projects in Saskatchewan;
●
Initiation of environmental baseline data collection programs (archeological, terrestrial, aquatic) required to support project designs and environmental assessments; and
●
Initiation of stakeholder consultations with local communities.

Exploration Programs

Denison’s share of exploration costs at Wheeler River amounted to $897,000 and $2,628,000 during the three and six months ended June 30, 2016, respectively (June 30, 2015 - $952,000 and $2,663,000).

■
Gryphon Infill Drilling Program

Results from the first infill drill hole WR-668, as announced by press release dated July 19, 2016, intersected 0.93% eU3O8 over 14.1 metres (including 2.1% eU3O8 over 3.7 metres and 1.4% eU3O8 over 1.3 metres) from 754.7 to 768.8 metres, and 2.4% eU3O8 over 7.3 metres (including 3.7% eU3O8 over 4.5 metres) from 772.6 to 779.9 metres, which reinforces the high grade results previously reported for the Gryphon deposit. The results can be correlated with previous intersections of the A, B and C lenses in neighbouring holes and the high grades were consistent with previous results demonstrating good lens and grade continuity.

As the drill hole was oriented steeply toward the northwest, consistent with previous Gryphon drill holes, and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths. The results are reported as radiometric equivalent U3O8 (“eU3O8”) derived from a calibrated total gamma down-hole probe using a cut-off of 0.1% eU3O8, a minimum mineralization thickness of 1.0 metre and maximum waste of 2.0 metres. All mineralized intersections will be sampled for chemical U3O8 assay.

The infill drilling program commenced on the Gryphon deposit on July 1, 2016. The objective of the infill drilling program is to increase the level of confidence of the previously released inferred resources estimated for the Gryphon deposit to an indicated level - an important step in completing the PFS. The resource estimate for the Gryphon deposit includes the A, B and C series lenses - a set of parallel, stacked, elongated mineralized lenses that are broadly conformable with the basement geology and dip moderately to the southeast and plunge moderately to the northeast. The inferred resource estimate was derived from a drill hole spacing of approximately 50 x 50 metres with drill holes oriented steeply toward the northwest - intersecting the geology and mineralized lenses at high angles to provide for an accurate evaluation of the true thickness of the mineralization.

An infill drilling program has been designed to achieve a drill hole spacing across the A, B and C series lenses of approximately 25 x 25 metres. The infill drilling program has been designed with the assistance of RPA and is expected to require approximately 40 drill holes, which will also be oriented steeply toward the northwest. To reduce drill time to mineralization as well as drilling costs, and improve drilling accuracy, a directional drilling method will be employed which involves drilling of a single parent hole from surface with multiple "daughter holes" drilled from part way down the parent hole. The daughter holes are steered to their respective targets using specialized drilling equipment.

■
Gryphon Deposit Expansion Potential

During the winter 2016 drill program a new mineralized zone was discovered within 200 metres north and northwest of the Gryphon deposit. The new zone of mineralization is interpreted to occur as another set of stacked, parallel lenses which are broadly conformable with the Gryphon deposit’s A, B and C lenses. The lenses, designated the D-series lenses, have not been included in the Mineral Resource Estimate Report dated November 25, 2015 or the PEA dated March 31, 2016 and form a compelling mineralized zone for resource expansion with assay highlights, reported by press release dated May 26, 2016, including 5.3% U3O8 over 11.0 metres, 11.9% U3O8 over 1.5 metres, 2.9% U3O8 over 6.0 metres, 2.3% U3O8 over 4.0 metres and 6.2% U3O8 over 2.5 metres.

Three priority ‘D Series’ target areas were identified for drill testing this summer as follows:
1)
Between the newly defined D series lenses (Section 5200GP and 5150GP) and the previously identified D series lenses (Section 5100GP and 5050GP), which occur approximately 100 metres up plunge to the southwest, and were intersected in 2014 but were not included in the Mineral Resource Estimate Report dated November 25, 2015 for the Gryphon deposit, due to insufficient drilling at the time;
2)
Up plunge and along strike to the southwest of the D series lenses identified in 2014 (Section 5100GP and 5050GP), roughly parallel to the Gryphon deposit – which extends approximately 250 metres in this direction.
3)
Down plunge and along strike to the northeast of the newly delineated D series lenses (Section 5200GP and 5150GP).
The following plan map of the northeast plunging Gryphon deposit mineralized lenses shows the location of the D-series lenses interpreted from winter 2016 drilling results and the summer 2016 mineralized intercepts shown as red stars. The new mineralized intercept obtained on the K-West trend in drill hole WR-663 is shown as green stars (refer to section Intersection of Mineralization at K-West below for further details). The simplified basement geology at the sub-Athabasca unconformity is provided as the backdrop.

Section 5300 GP
Section 5250 GP
Section 5150 GP
Section 5100 GP
OPEN
3
D Series Lenses
(Winter 2016)
WR-666
WR-667A
WR-664
WR-657
WR-661
WR-658
WR-662
Stratigraphic Fence Holes
WR-663
1
D Series Lenses
(Previously Identified)
WR-659/660
WR-665
2
Basal Pegmatite Unit
K-West Fault
Basal Fault
G Fault
Offset Fault
OPEN
Gryphon Deposit:
Stacked A, B & C
Series Lenses
Target Areas
1 D Series - Gap
2 D Series - Up Plunge
3 D Series - Down Plunge
D Lens Mineralized Intersection
K-West Mineralized Intersection
Lithology at the Unconformity
Graphitic Pelite
Pelite
Semi Pelite
Quartzite
Pegmatite
Calc-Silicate
Granite Gneiss
Fault
Mineralized Lenses
Drill Trace Summer 2016
Drill Trace 2014-Winter 2016
0
100m
N
6377000.00 Y
6376900.00 Y
6376800.00 Y
6376700.00 Y
6376600.00 Y
6376500.00 Y
6376400.00 Y
6376300.00 Y
6376200.00 Y
474400.00 X
474500.00 X
474600.00 X
474700.00 X
474800.00 X
474900.00 X
475000.00 X
475100.00 X
475200.00 X
475300.00 X
475400.00 X
475500.00 X
475600.00 X

A total of seven holes have been completed to date on the D Series target areas, as part of the summer exploration program. Several mineralized intervals were intersected, and are highlighted below:

Highlights of mineralized intersections from summer 2016 on Section 5100 GP, 5250 GP and 5300 GP
Section	Drill Hole	From (m)	To (m)	Length (m)(3)	eU3O8 (%)(1)(2)
5100GP	WR-665	683.1	685.6	2.5	0.11
	and	692.3	693.7	1.4	0.15
	and	717.3	722.7	5.4	0.10
5250GP	WR-657	550.9	551.9	1.0	0.10
	and	629.3	630.3	1.0	0.18
	and	698.0	700.1	2.1	0.39
	and	711.7	712.9	1.2	0.68
	WR-661	554.0	555.0	1.0	0.27
	and	694.4	695.5	1.1	1.5
5300 GP	WR-667A	572.2	573.3	1.1	0.28
	and	688.8	689.8	1.0	0.42

(1)
eU3O8 is radiometric equivalent uranium from a calibrated total gamma down-hole probe. All intersections will be sampled for chemical U3O8 assay
(2)
Intersection interval is composited above a cut-off grade of 0.05% eU3O8. Composites compiled using 1.0 metre minimum ore thickness and 2.0 metres maximum waste
(3)
As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths

To date, the D Series mineralization is interpreted to occur as 16 individual lenses which occur deeper into the stratigraphic sequence, or footwall, to the Gryphon deposit. The collective D series lenses currently measure (including initial summer 2016 results) approximately 215 metres long in the plunge direction, 130 metres wide across the plunge and range in thickness from 2 to 11 metres. By comparison the Gryphon deposit A, B and C lenses collectively measure 450 metres long in the plunge direction, 80 metres wide across the plunge and range in thickness from 2 to 9 metres. Though the D lenses can vary in grade and thickness, recent data modelling has interpreted a strong structural control to the mineralization, suggesting relatively good continuity along the plunge. This model shares many structural similarities to the Gryphon deposit itself, suggesting further expansion potential of the D series lenses up plunge to the southwest and down plunge to the northeast.

■
Intersection of Mineralization at K-West

Drill hole WR-663 formed part of a three hole fence (including drill holes WR-659 and WR-660) drilled to the West of the Gryphon deposit, which is located on the K-North conductive trend. The fence, with heel-to-toe holes oriented to the northwest, was designed to test the southeast dipping basement stratigraphy across an area that shows a marked change in basement stratigraphic strike - interpreted as a zone of basement structural dilation allowing for the ingress of mineralizing fluids along faults. Fracture-hosted uranium mineralization was intersected in drill hole WR-663 down-hole at 826.5, 859.0, 864.0, 867.3 and 868.3 metres with hand-held scintillometer counts ranging from 450 to 650 counts per second and corresponding down-hole probe grades of up to 0.11% eU3O8. Composited grade highlights using a 0.01% eU3O8 cut-off and 0.5 metre minimum thickness included 0.039% eU3O8 over 1.1 metres (824.95 to 826.05 metres), 0.04% eU3O8 over 2.0 metres (856.35 to 858.35 metres) and 0.021% eU3O8 over 5.2 metres (862.45 to 867.65 metres).

Section 5050GP, Gryphon Deposit

Denison Mines

NW
SE
-500.00 X
-400.00 X
-300.00 X
-200.00 X
-100.00 X
0.00 X
100.00 X
200.00 X
300.00 X
400.00 X
500.00 X
600.00 X
300.00 Y
200.00 Y
100.00 Y
0.00 Y
-100.00 Y
-200.00 Y
-300.00 Y
Athabasca Sandstone
Graphitic Pelite
Pelite
Semi Pelite
Quartzite
Pegmatite
Calc-Silicate
Granite Gneiss
Fault
Gryphon Deposit Mineralized Lenses
New Mineralized Intercepts
Clay Alteration
Drill Hole Summer 2016
Drill Hole 2014-Winter 2016
Unconformity
0.039% eU3O8/1.1 meters
0.04% eU3O8/2.0 meters
0.021% eU3O8/5.2 meters
Clay Alteration
Gryphon Deposit
Down Plunge Extent
WR-666
WR-663
WR-660
WR-659
ZK-02
WR-565
ZK-06EXT
WR-566
ZK-04EXT
WR-571
WR-604
WR-610
K-West fault
Basal fault
G fault
Offset fault
0
100m
Note:
All mineralized lenses are defined using a 0.05% U3O8 or eU3O8 grade shell and minimum thickness of 2 metres

The mineralization is located between 150 and 190 metres below the sub-Athabasca unconformity and is hosted within highly altered and structured graphitic pelites stratigraphically overlying an older granitic gneiss. Both the intensity and extent of the alteration zone, with an estimated true thickness of approximately 50 metres, indicate significant fluid flow with potential for higher grade mineralization. The zone is mostly open within the basement with one follow-up hole (WR-666) completed to test the unconformity approximately 250 metres up-dip (no significant results) and another hole (WR-619A) located 150 metres to the southwest along strike which intersected a similar stratigraphic sequence and an associated structure 50 metres below the unconformity. Given the close proximity to Gryphon, follow up in this area is warranted.

As the drill hole was oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths. The results are reported as radiometric equivalent U3O8 (“eU3O8”) derived from a calibrated total gamma down-hole probe using a cut-off of 0.1% eU3O8, a minimum mineralization thickness of 1.0 metre and maximum waste of 2.0 metres. All mineralized intersections will be sampled for chemical U3O8 assay.

Exploration Pipeline Properties

During the second quarter of 2016, the Company managed or participated in three other drilling exploration programs (two operated by Denison). Work on these pipeline exploration projects continues to deliver encouraging results. Highlights include the following properties:

Waterbury Lake

Waterbury Lake is host to the J Zone deposit, located within 20 kilometres of the McClean Lake mill and is a joint venture between Denison (61.55% interest and operator) and the Korea Waterbury Uranium Limited Partnership (“KWULP”) (38.45% interest). The 2016 program at Waterbury Lake is being fully funded by Denison. Denison’s share of exploration costs during the three and six months ended June 30, 2016 were $507,000 and $704,000, respectively (June 30, 2015 - $157,000 and $368,000).

Denison completed the first phase of the exploration drilling planned for the property during the second quarter, comprising a total of 6 holes for 2,076 metres. Two drill holes were completed to follow-up on the weak uranium mineralization intersected previously on the western portion of the Oban grid which included 0.079% U3O8 over 4.8 metres in drill hole WAT14-406A and 0.050% U3O8 over 1.5 metres in drill hole WAT14-407. The holes were successful in intersecting their respective targets, but no uranium mineralization was intersected. A further four drill holes tested the eastern portion of the Oban grid which was surveyed with ground DC-IP resistivity in winter 2016. The targets included a basement resistivity low with weak sandstone ‘breach’ anomalies and the associated ground electromagnetic conductor. The survey outlined the continuation of the parallel set of east-west striking metasedimentary units that contains variably faulted graphitic pelites. The six holes drilled in the second quarter successfully intersected graphitic pelites, faulting and associated alteration. Although no mineralization was encountered, potential exists along strike given the favorable geological setting. Follow-up drilling is expected to be planned once the geochemical assay results have been received.

A sizeable DC-IP resistivity survey, covering approximately 40 kilometres squared, was completed over the Hamilton Lake area. This is a relatively large and underexplored area on the western flank of the Midwest Dome which shows prospective airborne magnetic and electromagnetic trends but has not been subject to adequate ground geophysical surveying and follow-up drill testing. Limited historical drilling by Cameco at Hamilton Lake intersected graphitic metasediments, structure, alteration, and elevated sandstone geochemistry. Two drill holes requiring approximately 1,000 metres are planned for the third quarter of 2016 to test initial targets.

Turkey Lake

The Turkey Lake Project is 100% owned by Denison and is located along the north-eastern edge of the Athabasca Basin in northern Saskatchewan. The project is approximately 28 kilometres north of the McClean Lake Mine and approximately 25 kilometres north of the Eagle Point Mine. Exploration costs during the three and six months ended June 30, 2016 were $138,000 and $141,000, respectively (June 30, 2015 - $1,000 and $144,000).

A reconnaissance drilling program was planned to test a soil uranium anomaly and coincident ground electromagnetic conductors. The soil uranium anomaly has uranium values up to 21 parts per million, showed favorable geometry and strike and was located on the up-ice side of a significant airborne radiometric uranium anomaly. Three holes were drilled totaling 342 metres to test the soil uranium anomaly. As expected, no Athabasca sandstone was encountered and basement lithologies comprised predominantly granites or pelitic gneisses. The highly anomalous soil uranium results were attributed to pegmatites with highly elevated radioactivity. An additional hole, totaling 159 metres, was drilled to test a ground electromagnetic conductor further to the west. The hole intersected favourable graphitic faults in basement but lacked alteration and radioactivity. Follow-up along strike may be warranted.

Mann Lake

Mann Lake is located 25 kilometres southwest of the McArthur River mine and is on trend between the Wheeler River project and Cameco’s Read Lake project in the eastern Athabasca Basin. Mann Lake is a joint venture between Denison (30% interest), Cameco (52.5% interest) and ARC (17.5% interest). Cameco is the operator. Denison’s share of exploration costs during the three and six months ended June 30, 2016 amounted to $103,000 and $249,000, respectively (June 30, 2015 - $70,000 and $581,000).

During 2014 and 2015 a significant zone of unconformity mineralization was discovered by Cameco along the Granite Contact (“GC”) fault over a 600 metre strike length, highlighted by 6.7% U3O8 over 3.9 metres in drill hole MN-066-01 (see Company press release dated February 4, 2015). The winter 2016 drilling program was focused on testing the southern extent of the GC fault, which is interpreted to extend approximately 2.4 kilometres from the mineralized zone to the southern property boundary. Three holes were completed, two of which identified a significant sub-Athabasca unconformity offset related to the GC fault, including significant alteration and anomalous geochemistry, approximately 300 metres from the southern property boundary on section L500N. As a result, the 2016 exploration program was increased to allow for a further 3 holes, which were completed in the second quarter of 2016. Drill hole MN-078, designed to test the unconformity offset on section L500N, pierced the unconformity 10 to 15 metres west of optimal target and intersected weak uranium mineralization (up to 400 counts per second on the handheld total gamma scintillometer) over 1 metre associated with a diabase dyke. A further two holes were drilled 200 metres to the south on L300N to test the GC fault offset at the unconformity. Drill hole MN-079 intersected significant structure and alteration in the lower sandstone associated with the GC fault, including elevated radioactivity up to 800 counts per second on the handheld total gamma scintillometer, and was interpreted to have overshot the optimal target by approximately 40 metres. Drill hole MN-080, drilled 40 metres to the east of MN-079, intersected the damage zone of the GC fault in the basal sandstone and intersected the GC fault zone approximately 50 metres below the unconformity within graphitic pelitic gneiss. The significant structure, alteration and unconformity offset first identified on L500N associated with the GC fault was confirmed to be present on L300N and to have associated elevated radioactivity. Geochemical results from the second quarter drill program are pending.

GENERAL AND ADMINISTRATIVE EXPENSES

Total general and administrative expenses were $1,227,000 and $2,267,000 during the three and six months ended June 30, 2016, respectively (June 30, 2015 - $1,384,000 and $2,650,000). These costs are mainly comprised of head office salaries and benefits, office costs, audit and regulatory costs, legal fees, investor relations expenses, project costs and all other costs related to operating a public company with listings in Canada and the United States. The decrease in general and administrative expenses during the first half of 2016 was primarily a result of a decrease in salaries and benefits and the favourable fluctuation in foreign exchange rates applicable on the translation of Canadian dollar expenses.

IMPAIRMENT – MINERAL PROPERTIES

During the second quarter of 2016, the Company recognized an impairment of $2,174,000 against the value of its Moore Lake property. No impairments were recognized during the first quarter of 2016 or the first half of 2015.

FOREIGN EXCHANGE INCOME AND EXPENSE

During the three and six months ended June 30, 2016, a foreign exchange loss of $181,000 and $2,168,000 was recognized (June 30, 2015 – foreign exchange income of $8,000 and $151,000). The increase in the foreign exchange loss during the first half of 2016 is due primarily to unfavourable fluctuations in foreign exchange rates applicable on the translation of US dollar intercompany debt.

DISCONTINUED OPERATIONS

Sale of African-Based Uranium Interests

On June 10, 2016, GoviEx and Denison completed the Africa Transaction to combine their respective African uranium mineral interests, in which GoviEx acquired Denison’s wholly owned subsidiary, Rockgate Capital Corp., which holds all of Denison’s Africa-based uranium interests (collectively “DML Africa”), in exchange for 56,050,450 common shares (“Consideration Shares”) and 22,420,180 common share purchase warrants (“Consideration Warrants”) of GoviEx.

Each Consideration Warrant is convertible into one common share of GoviEx at a price of $0.15 per share for a period of three years.  The Consideration Warrants include an acceleration clause, which provide that in the event that the closing price of GoviEx’s common shares on the TSX Venture Exchange is equal to or greater than CAD$0.24 per share for a period of 15 consecutive trading days, GoviEx may provide holders of the Consideration Warrants with written notice that holders have 30 days to exercise the Consideration Warrants on the original terms, failing which the exercise price of the Consideration Warrants will be increased to $0.18 per share and the term of the Consideration Warrants will be reduced by six months.

As part of the Africa Transaction, GoviEx undertook a concurrent equity financing by means of a non-brokered private placement ( the “GoviEx Concurrent Financing”), in which Denison provided the lead order for the private placement of $500,000 for 9,093,571 common shares (“Concurrent Shares”) and 9,093,571 common share purchase warrants (“Concurrent Warrants”). Each Concurrent Warrant is convertible into one common share of GoviEx for a period of three years, at a price of $0.12 per share until June 10, 2018 and thereafter at a price of $0.14 per share. The Concurrent Warrants include an acceleration clause, which provide that in the event that the closing price of GoviEx’s common shares on the TSX Venture Exchange is equal to or greater than CAD$0.20 per share for a period of 15 consecutive trading days, GoviEx may provide holders of the Concurrent Warrants with written notice that holders have 60 days to exercise the Concurrent Warrants on the original terms, failing which the Concurrent Warrants will expire unexercised.

At the close of the Africa Transaction and the GoviEx Concurrent Financing, Denison held a total of 65,144,021 common shares of GoviEx or approximately 24.6% of GoviEx’s issued and outstanding common shares and a total of 31,513,751 common share purchase warrants or approximately 36.7% of GoviEx’s issued and outstanding warrants. GoviEx is a publicly traded company and recently listed on the TSX Venture Exchange under the symbol “GXU”. GoviEx was previously listed on the Canadian Securities Exchange.

For so long as Denison holds at least 5% of the issued and outstanding common shares of GoviEx, Denison will have the right to appoint one director to the GoviEx board of directors and will have the right to participate in future GoviEx equity financings in order to maintain its pro-rata ownership. Denison’s nominee director, Mr. David Cates, President and Chief Executive Officer of Denison, was appointed to the GoviEx board of directors.

Loss on sale of African-Based Uranium Interests

During the second quarter of 2016, the Company recognized a loss on disposal of the Africa mining division of $70,000, which includes $637,000 of cumulative foreign currency losses recognized as translational foreign exchange losses in the period of disposal. The total consideration received at fair value amounted to $4,978,000 and includes the fair value of the GoviEx Consideration Shares received of $3,954,000, the fair value of GoviEx consideration warrants received of $1,162,000, less transaction costs of $138,000. The carrying value of net assets disposed of totaled $4,411,000 and was mainly comprised of mineral properties in Mali, Namibia and Zambia of $3,427,000.

The fair value of the GoviEx Consideration Shares received was determined using GoviEx’s closing share price on June 10, 2016 of CAD$0.09 per share converted to USD using the June 10, 2016 foreign exchange rate of 0.7839. The fair value of the GoviEx Consideration Warrants received totaled $1,162,000 or $0.0518 per warrant. The fair value was determined using the Black-Scholes option pricing model.

Operating Expenses

In preparation for the sale transaction of its African portfolio, the Company continued with its objective to maintain its interests in Zambia, Mali and Namibia in good standing during the first half of 2016. Operating expenses in Africa during the three and six months ended June 30, 2016 totaled $8,000 and $64,000, respectively (June 30, 2015 - $102,000 and $162,000), consisting mainly of camp costs incurred on the Falea project in Mali.

Exploration Expenditures

Exploration expenses in Africa during the three and six months ended June 30, 2016 were $27,000 and $74,000, respectively (June 30, 2015 - $211,000 and $524,000). Expenditures were mainly related to personnel costs for the Mutanga Project in Zambia and the Falea Project in Mali.

General and Administrative Expenses

During the three and six months ended June 30, 2016, general and administrative expenses totaled $123,000 and $280,000, respectively (June 30, 2015 - $171,000 and $368,000) and were mainly comprised of personnel and office expenses.
Foreign Exchange Income and Expense

During the three and six months ended June 30, 2016, foreign exchange losses of $232,000 and $5,154,000, respectively, were recognized (June 30, 2015 – foreign exchange income $343,000 and foreign exchange loss $6,309,000, respectively). The losses are due primarily to fluctuations in foreign exchange rates impacting the revaluation of US dollar intercompany debt for the Company’s African related operations.

Sale of Mongolian Mining Division

In December 2015, Denison announced the closing of the sale of its interest in the Gurvan Saihan joint venture (“GSJV”) to Uranium Industry a.s. (“Uranium Industry”), of the Czech Republic, pursuant to an amended and restated share purchase agreement entered into on November 25, 2015 (the “GSJV Agreement”). Under the terms of the GSJV Agreement, Denison received $1.25 million in initial payments during 2015, prior to the closing of the sale, and has the right to receive additional contingent proceeds of up to $12.0 million, for total consideration of $13.25 million.

On December 2, 2015, Uranium Industry submitted applications for mining licences for all four projects in the GSJV to the Mongolian government. On January 5, 2016, the Company received copies of mining application acknowledgement receipts issued by the Mongolian government, for all four projects, as part of the completeness review component of the mining license issuance process. On July 22, 2016, the Mineral Resources Authority of Mongolia (“MRAM”) issued mining licenses to the Gurvan Saihan Joint Venture (“GSJV”) for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects. Under the licensing process, the GSJV has ten working days from the license issuance date to remit the required first year mining license fees to the Mongolian Government, in order to receive the mining certificates required as proof of holding mining licenses in Mongolia. In accordance with the sale agreement with Uranium Industry, certain contingent payments are due to Denison within 60 days of the issuance of a mining license

No costs relating to the discontinued operations of the Mongolian mining division were incurred during the three and six months ended June 30, 2016.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $17,835,000 at June 30, 2016, compared with $5,367,000 at December 31, 2015. At June 30, 2016, the company held no debt instruments (GIC’s). At December 31, 2015, the company held $7,282,000 in debt instruments.

The increase in cash and cash equivalents, including the impact of foreign exchange, of $12,468,000 was due to net cash used in operating activities of $2,466,000, offset by a net foreign exchange gain of $522,000 on the translation of currency balances at period end, net cash provided by investing activities of $5,806,000, and net cash provided by financing activities of $8,606,000.

Net cash used in operating activities of $2,466,000 during the first half of 2016 is comprised of a net loss for the period that was offset by adjustments for non-cash items and an increase in the change in working capital items.

Net cash provided by investing activities of $5,806,000, was mainly due to the maturity of debt instruments totaling $7,763,000, partly offset by cash used in the divestiture of the DML Africa assets of $798,000, the purchase of $500,000 in GoviEx Concurrent Shares and Concurrent Warrants, and an increase of $428,000 in restricted cash and investments, primary due to funding of the Elliot Lake reclamation trust fund.

Net cash provided by financing activities of $8,606,000 largely reflects net proceeds received on the issuance of flow-through common shares of $8,841,000, net of issue costs. The proceeds will be used to fund the Company’s Canadian exploration programs through to the end of 2017. As at June 30, 2016, the company has not incurred any expenditures towards the spending obligation associated with the May 2016 financing.

As at June 30, 2016, the Company has spent CAD$10,397,000 toward its obligation to spend CAD$15 million on eligible Canadian exploration expenses under the flow-through share financing completed in May 2015. The remaining balance of CAD$4,603,000 is expected to be spent by December 31, 2016.

The Company holds the large majority of its cash, cash equivalents, and investments in Canadian dollars. As at June 30, 2016, the Company’s cash, cash equivalents and current investments amount to CAD$23.0 million.

Revolving Term Credit Facility

On January 27, 2016, the Company entered into an agreement with the Bank of Nova Scotia to amend the terms of a revolving term credit facility entered into in 2015 and to extend the maturity date to January 31, 2017 (“2016 Credit Facility”). Under the amended agreement, the Company has access to letters of credit of up to CAD$24,000,000. Use of the facility remains restricted to non-financial letters of credit in support of reclamation obligations.

The agreement contains a covenant to maintain a level of tangible net worth greater than or equal to the sum of $150,000,000 and a covenant to maintain a minimum balance of cash and cash equivalents of CAD$5,000,000 on deposit with the Bank of Nova Scotia. As security for the amended facility, Denison has provided an unlimited full recourse guarantee and a pledge of all of the shares of Denison Mines Inc. (“DMI”). DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. The 2016 Credit Facility is subject to letter of credit and standby fees of 2.40% and 0.75%, respectively.

Going Concern Assumption

At June 30, 2016, the Company had sufficient liquidity on hand to fund its planned operations for the fiscal 2016 year. However, in the absence of additional funding, the Company anticipates that in 2017 it will become non-compliant with the minimum cash covenant requirement of its 2016 Credit Facility, which casts substantial doubt upon the Company’s ability to realize its assets and discharge its liabilities in the normal course of business, and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. In order to both fund operations and maintain rights under existing agreements, the Company must secure sufficient future funding. The Company is actively pursuing access to different sources of funding and while it has been successful in the past in obtaining financing for its activities, there is no assurance that it will be able to obtain adequate financing in the future.

Reclamation Sites

Elliot Lake – Spending on restoration activities at the Elliot Lake sites is funded from monies in the Elliot Lake reclamation trust fund. At June 30, 2016, the amount of restricted cash and investments relating to the Elliot Lake reclamation trust fund was $2,538,000.

McClean Lake and Midwest – Under the Mineral Industry Environmental Protection Regulations, 1996, the Company is required to provide its pro-rata share of financial assurances to the province of Saskatchewan. In March 2016, the Company received a letter of acceptance from the applicable regulatory authorities that the updated plan submitted in January 2016 was approved. Under the approved plan, the Company increased its financial assurance to CAD$24,135,000. The financial assurance provided requires the Company to utilize its 2016 Credit Facility fully and commit CAD$135,000 with the Bank of Nova Scotia as restricted cash collateral.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. A new three year agreement was entered into effective April 1, 2016 (“UPC Agreement”). Under the UPC Agreement, Denison will receive the following fees from UPC: a) a base fee of CAD$400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of CAD$100,000,000 and up to and including CAD$500,000,000, and (ii) 0.2% per annum of UPC’s total assets in excess of CAD$500,000,000; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6, or gross interest fees payable to UPC in connection with any uranium loan arrangements.

The following fees were received from UPC for the periods noted:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
(in thousands)	2016	2015	2016	2015

Revenue
Management fees	$372	$437	$745	$899
Commissions	-	-	-	22
	$372	$437	$745	$921

At June 30, 2016, accounts receivable includes $185,000 (December 31, 2015: $157,000) due from UPC with respect to the fees and transactions discussed above.

Korea Electric Power Corporation (“KEPCO”)

In 2009, Denison entered into a strategic relationship agreement with its largest shareholder, KEPCO. Pursuant to the strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings. The strategic relationship agreement also provides KEPCO with a right of first opportunity if Denison intends to sell any of its substantial assets, a right to participate in certain purchases of substantial assets which Denison proposes to acquire and a right to nominate one director to Denison’s Board, so long as its share interest in Denison is above 5.0%. As at June 30, 2016, KEPCO holds 58,284,000 shares of Denison representing a share interest of 10.93%.

Other

All services and transactions with related parties were made on terms equivalent to those that prevail with arm’s length transactions.

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Investor relations, administrative service fees and other expenses of $48,000 and $66,000 were incurred during the three and six months ended June 30, 2016 (June 30, 2015: $48,000 and $62,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At June 30, 2016, an amount of $nil (December 31, 2015: $nil) was due to this company.

■
Office expenses of $12,000 and $12,000 were incurred during the three and six months ended June 30, 2016 with Lundin S.A., which provides office and administrative services to the executive chairman of Denison. At June 30, 2016, an amount of $12,000 was due to this company. Denison did not incur similar fees from this company during the prior year.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
(in thousands)	2016	2015	2016	2015

Salaries and short-term employee benefits	$302	$331	$579	$816
Share-based compensation	72	90	125	207
	$374	$421	$704	$1,023

SUBSEQUENT EVENT

Transaction to Option Moore Lake Property to Skyharbour Resources Ltd.

On July 14, 2016, the Company entered into an option agreement with Skyharbour, which grants Skyharbour an option to acquire a 100% interest in Denison’s wholly owned Moore Lake property in exchange for cash, stock and exploration spending commitments. Under the terms of the option agreement, Denison will receive 4,500,000 common shares of Skyharbour (after adjustments for a 4-to-1 share consolidation completed by Skyharbour on July 20, 2016) and staged cash payments of CAD$500,000, in aggregate, over the next five years. Skyharbour must also spend CAD$3,500,000 in exploration expenditures on the property over the same five year period in order to complete the option.

Under the terms of the option agreement, Denison also maintains various back-in rights on the property to re-acquire a 51% interest in the property and is entitled to nominate a member to Skyharbour’s Board of Directors as long as Denison maintains a minimum ownership position of 5%.

Denison will have an approximate 18.7% ownership interest in Skyharbour when the shares noted above are combined with its existing share position in the company.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

At August 4, 2016, there were 533,418,993 common shares issued and outstanding, and stock options outstanding for 7,432,784 Denison common shares, for a total of 540,851,777 common shares on a fully-diluted basis.

CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has not been any change in the Company’s internal control over financial reporting that occurred during the three and six months ended June 30, 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTLOOK FOR 2016

During the first half of 2016, the Company completed a successful winter exploration program and initiated a summer exploration program in the Athabasca Basin. The exploration programs remain focused on the Company’s 60% owned Wheeler River project and other high priority projects. Following the positive results of the PEA on the Wheeler River project in the second quarter, the Company initiated a PFS work program, which includes the initiation of infill drilling of the Gryphon deposit.

In general, the Company’s toll milling revenue, development and operations, management and environmental services, corporate administration and other plans for 2016 remain unchanged at the end of the first half of the year. The outlook for the Company’s exploration and evaluation plans in Canada and the plans for Africa, however, have been modified for the remainder of the year. In particular, exploration and evaluation expenditures have been adjusted slightly to reflect a reduction in exploration and evaluation work during the first half of 2016, and expenditures related to Africa budgeted for the remainder of the year have been removed to reflect the sale of the Company’s African assets to GoviEx.

(in thousands)	2016 BUDGET	2016 OUTLOOK	Actual to June 30, 2016
Canada (1)
Toll Milling Revenue & Mineral Sales	$ 5,440	$ 4,540	$ 2,330
Development & Operations	(2,400)	(2,400)	(720)
Mineral Property Exploration & Evaluation	(13,000)	(12,000)	(7,150)
	(9,960)	(9,860)	(5,540)
Africa
Zambia, Mali and Namibia	(1,290)	(520)	(520)
	(1,290)	(520)	(520)
Other (1)
UPC Management Services	1,530	1,530	670
DES Environmental Services	920	920	570
Corporate Administration & Other	(4,250)	(4,250)	(2,340)
	(1,800)	(1,800)	(1,100)

Total	$ (13,050)	$ (12,180)	$ (7,160)

(1)
Budget figures have been converted using a US$ to CAD$ exchange rate of 1.30.
(2)
The Company budgets on a cash basis. As a result, actual amounts represent a non-GAAP measure and exclude non-cash depreciation and amortization amounts of $1,560,000.

CANADA

Toll Milling Revenue & Mineral Sales

The McClean Lake mill is operated by ARC and has obtained regulatory authorization from the CNSC to increase its annual production capacity from 13 million pounds U3O8 to 24 million pounds U3O8. The expansion of the McClean Lake mill is in progress and remains fully funded by the CLJV. Key construction milestones for 2016 include the completion of the new solvent extraction circuit and the tailings neutralization circuit.

The McClean Lake mill is expected to produce 16 million pounds U3O8 during 2016 and production is expected to be 100% from Cigar Lake ore. Denison's share of revenue from toll milling of the Cigar Lake ore is forecasted to be $4.5 million.

The sale of approximately 25,000 pounds U3O8 currently held by Denison in inventory and previously budgeted for 2016 has been deferred until market conditions improve.

Development & Operations

In 2016, Denison's share of operating and capital expenditures at McClean Lake and Midwest are budgeted to be $1.6 million (CAD$2.1 million). Operating expenditures include $797,000 (CAD$1.04 million) in respect of Denison's share of the planned 2016 budget for the Surface Access Borehole Resource Extraction ("SABRE") program. The SABRE program is operated by ARC, as part of the McClean Lake joint venture, and has a total budget for 2016 of up to CAD$4.6 million. The 2016 SABRE program is expected to study the economic and technical potential associated with further design and process improvements targeted at increasing the rate of mine production.

Reclamation expenditures at Elliot Lake are budgeted to be $665,000 (CAD$864,000).

Mineral Property Exploration & Evaluation

The 2016 outlook for the Canadian exploration program, inclusive of the evaluation work planned for Wheeler River, has been updated to reflect a reduction in winter exploration activities that occurred during the first half of the year. Denison’s share of expenditures is now forecasted to be $12 million. Denison’s exploration expenditures are largely being funded by the proceeds from the Company’s flow-through share offering completed in May 2015, which raised CAD$15 million. The Company remains on track to meet its exploration spending obligations under the May 2015 offering by the end of 2016.

Wheeler River - Evaluation

In April 2016, the Company announced the results of the PEA studying the economic potential of co-developing the Gryphon and Phoenix deposits. As a result of the positive economics in the PEA, the Company has initiated work on a PFS, including commencing environmental assessment work, with an approximate forecast for 2016 of CAD$1.8 million (Denison's share, CAD$1.1 million). The budget for PFS work expected to be completed in 2016 has been reduced to reflect the updated timing of certain PFS activities, which are now expected to be completed in 2017. The PFS activities and related infill drilling program will continue throughout the summer and will run in parallel to a two drill exploration program, which is focused on resource expansion through the discovery of additional mineralization in the Gryphon D series lenses. Significant D series lenses were discovered during the winter 2016 exploration program and remain open in all directions. The D series lenses are not included in the Mineral Resource Estimate Report dated November 25, 2015 for the Gryphon deposit, or the Wheeler River PEA report dated March 31, 2016.

Wheeler River - Exploration

The total exploration budget for Wheeler River in 2016 is CAD$10.0 million (Denison's share, CAD$6.0 million). The winter drilling program was completed in April 2016 and work continues on the 28,000 metre summer drilling program, which is largely focused on Gryphon deposit infill drilling and testing for further ‘D Series’ mineralization in the Basal Pegmatite unit immediately northwest and west of the Gryphon deposit.

Infill drilling planned for the summer 2016 work program is expected to complete approximately 10 of the estimated 40 infill drill holes required to upgrade the confidence of the A, B and C series lenses at Gryphon. With the Gryphon D series lenses expanding the mineralized footprint around the Gryphon deposit, commencing infill drilling in 2016 is expected to allow for a larger portion of the resources at or around Gryphon to be categorized as indicated and incorporated into the Wheeler River PFS in late 2017. The summer 2016 infill program will also provide the exploration team an opportunity to gain experience with the directional drilling method under local bedrock conditions in advance of the winter 2017 drilling season - where drilling is expected to be focused primarily on completion of the Gryphon infill drilling program.

Other High Priority Properties - Exploration

Other high priority exploration properties for the Company’s summer exploration program include the Murphy Lake, Crawford Lake and Waterbury Lake properties. Exploration drilling is planned for Crawford Lake (1,650 metres, 3 holes), Waterbury Lake (1,000 metres, 2 holes) and Hatchet Lake (1,900 metres, 6 holes). In addition, combined soil geochemical and radon surveying will be undertaken at South Dufferin and Hatchet Lake.

Planned drill programs for Denison's non-operated joint venture projects in the third quarter of 2016 include 2,500 metres for exploration carried out by the MLJV on the McClean Lake property.

AFRICA

In June 2016, Denison announced the completion of the Africa Transaction to sell its African assets to GoviEx. The current outlook reflects the activities completed during the first half of the year, which were designed to keep the Company's interests, in Zambia, Mali and Namibia, in good standing and to continue community aid programs. In addition, as part of the Africa Transaction, Denison transferred approximately $726,000 in working capital to GoviEx. No further expenditures are expected to be incurred in respect of Africa for the remainder of the year.

MANAGEMENT AND ENVIRONMENTAL SERVICES

Net management fees earned during 2016 from UPC are budgeted at $1.5 million (CAD$1.95 million).

Revenue from operations at DES during 2016 is budgeted to be $7.2 million (CAD$9.4 million) and operating and overhead expenses are budgeted to be $6.1 million (CAD$7.9 million). Capital expenditures at DES are budgeted to be $230,000 (CAD$300,000).

CORPORATE ADMINISTRATION AND OTHER

Corporate administration expenses are budgeted to be $3.85 million (CAD$5.0 million) in 2016 and include all head office salaries and benefits, office costs, audit and regulatory costs, legal fees, investor relations expenses and all other costs related to operating a public company with listings in Canada and the United States.

Letter of credit and standby fees relating to the 2016 Credit Facility are budgeted to be $400,000 (CAD$520,000).

QUALIFIED PERSON

The disclosure regarding the PEA was reviewed and approved by Peter Longo, P. Eng, MBA, PMP, Denison’s Vice-President, Project Development, who is a Qualified Person in accordance with the requirements of NI 43-101. The balance of the disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or reviewed and approved by Dale Verran, MSc, Pr.Sci.Nat., the Company’s Vice President, Exploration, a Qualified Person in accordance with the requirements of NI 43-101. For a description of the data verification, assay procedures and the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 24, 2016 available under Denison's profile on SEDAR at www.sedar.com, and its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes “forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", “forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or “has the potential to”.

In particular, this MD&A contains forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions, including the potential for receipt of any contingent payments; use of proceeds of financing activities; the estimates of Denison's mineral reserves and mineral resources; the results of the PEA and expectations regarding further studies, including the PFS; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditure from operations at DES; capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same; expectations of market prices and costs; supply and demand for uranium; exploration, development and expansion plans and objectives; and statements regarding anticipated budgets. Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison's Annual Information Form dated March 24, 2016 under the heading "Risk Factors". These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This MD&A may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.